BY MAIL

July 9, 2026

Shareholders of Frontier Nuclear and Minerals Inc. ("Shareholders")

RE:	Frontier Nuclear and Minerals Inc. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm that Notice of Record and Meeting Date with respect to the upcoming Annual General Meeting of Shareholders of the Corporation:

Name of Issuer	Frontier Nuclear and Minerals Inc.
Meeting Type	Annual General
CUSIP/ISIN	359134103
Date Fixed for the Meeting	August 25, 2026
Record Date for Notice	July 16, 2026
Record Date for Voting	July 16, 2026
Beneficial Ownership Determination Date	July 16, 2026
Class of Securities Entitled to Receive Notice	Common Shares
Class of Securities Entitled to Vote	Common Shares

This notice is being given on behalf of the Corporation, pursuant to Section 128(4) of The Corporations Act (Manitoba).

ON BEHALF OF THE CORPORATION

"Frank Wheatley"

Chief Executive Officer